Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

February 8, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Dynegy Inc.
Schedule 14A filed by Seneca Capital International Master Fund, L.P. et al.
Filed November 15, 2010
File No. 1-33443

Ladies and Gentlemen:

Set forth below are the responses of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), originally filed with the Securities and Exchange Commission (the “Commission”) on January 3, 2011, to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission by letter dated November 22, 2010 with respect to the above-referenced Schedule 14A (“Preliminary Consent Statement”), filed with the Commission on November 15, 2010. We have refiled this letter to remove references to Rule 83 and to file on EDGAR the supplemental information referred to in Comment 6.

Securities and Exchange Commission February 8, 2011 Page 2

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1.

Schedule 14A

1.	Please revise to include a background discussion of the contacts between the participants and the issuer during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly. Please see pages 2-3.

2.	We note that for the proposals to be adopted, written consents must be delivered to Dynegy within 60 calendar days of the date of the earliest dated consent delivered to Dynegy. In an appropriate section, please disclose how you intend to notify security holders of the date of the earliest dated consent.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly. Please see page 19.

Proposal 1; Removal of Directors, page 2

3.	Please revise to state whether you are seeking to remove the two current directors with or without cause. Please also describe and quantify the financial consequences to the company in connection with the removal of the two directors.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly. Please see pages 6 and 17-18.

Proposal 2; Election of Nominees, page 2

4.	In an appropriate section, please revise to state that there is no assurance that the remaining directors, will serve with either of your board nominees.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly. Please see page 17.

5.	Please address how vacancies resulting from the removal of directors will be filled if the majority consent required is not obtained to fill one or both of these vacancies. For example, will the vacancies merely continue until the next election of directors or will you re-solicit consents?

Response: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly. Please see page 6.

Securities and Exchange Commission February 8, 2011 Page 3

6.	Please revise or provide us with supplemental support for your statements concerning each nominee’s prior experience in generating stockholder returns. In addition, please describe Mr. Harrison’s business experience since 2009.

Response: We acknowledge the Staff’s comment and have provided as Appendix A to letter the supplemental support requested, which contains the information upon which we relied.

In addition, we have revised Amendment No. 1 accordingly. Please see page 7.

Proposal 4; Strategic Review of the Company’s Assets, page 6

7.	For Proposals 4 through 9, please revise to briefly describe the reasons and effect of each proposal.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly. Please see pages 3-5, 11-14 and 17-18.

Proposal 9; Unwind the Reverse Stock Split, page 8

8.	Please revise to describe the reverse stock split to which you refer and whether there are sufficient authorized shares for a forward stock split.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 1 accordingly. Please see page 13.

Solicitation of Consents, page 15

9.	We note that consents will be solicited by mail, telephone, telefax, telegraph, the Internet, e-mail, newspapers and other publications, and in-person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: We acknowledge the Staff’s comment and confirm that we understand that all written soliciting materials, including any scripts to be used in soliciting consents over the telephone or e-mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A.

10.	Please disclose the estimated costs of the solicitation by filling-in the blanks.

Response: We acknowledge the Staff’s comment and have revised the second paragraph on page 28 of the Preliminary Consent Statement to fill-in the blanks with the estimated costs of the solicitation.

Securities and Exchange Commission February 8, 2011 Page 4

Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours,

Seneca Capital

By:	/s/ Douglas A. Hirsch
Authorized Person

cc:	Sean T. Wheeler (By Email)

Latham & Watkins LLP

717 Texas Avenue

Suite 1600

Houston, TX 77002

sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

adel.aslanifar@lw.com